

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Christopher J. Eppel
Chief Financial Officer
FreightCar America, Inc.
125 S. Wacker Drive, Suite 1500
Chicago, Illinois 60606

> **Re: FreightCar America, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 4, 2020, and as Amended April 6, 2020**
> **File No. 000-51237**

Dear Mr. Eppel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing